August 21, 2009

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Gareth West, President
Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

RE: Encore Brands, Inc.
Form S-1, Amendment 4, filed August 11, 2009
File No. 333-156612

Dear Mr. West:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Use of Proceeds, page 13</u>

1. We note your response to comment one in our letter dated August 5, 2009. Please explain the statement "If less than the full amount is raised we would need to cut back on our projected budget on a pro rata basis." This is not consistent with the amounts in your "use of proceeds" table. In addition, as previously requested, explain your plan to reduce your costs in the "most effective way" to proceed with your business plan if you raise less than 25% of the offering. Lastly, as previously

requested, discuss with more specificity the use of proceeds if you raise less than 10% of the offering and therefore abandon your development and expansion plans.

2. We reissue comment number two from our letter dated August 5, 2009. We continue to note the disclosure that "the amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our efforts. The chart above represents our best estimate of our allocation of the net proceeds of this offering based upon current plans and estimates regarding anticipated expenditures. Actual expenditures may vary substantially from these estimates." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which states "the registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated." Please revise to provide the specific contingencies that may result in a variation from the use of proceeds and specify the alternatives to the use of proceeds in the event of such contingencies.

Description of our Business, page 22
Plan of Operation, page 22
General Information, page 23

3. We note your response to comment three from our letter dated August 5, 2009. Please include your response in this section. If practical, please break down your estimated distribution cost for periods of less than 24 months. In addition, as previously requested, include the estimated costs associated with each milestone. Also, clarify what are considered "sufficient funds" to proceed with your business plan.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
			Healthcare

cc:	Gareth West, President
	Via facsimile: (775) 201-8331